

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 7, 2021

Sally Lo
Chief Executive Officer
DH Enchantment, Inc.
Unit A, 13/F, Gee Luen Factory Building
316-318 Kwun Tong Road
Kowloon, Hong Kong

>   **Re: DH Enchantment, Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10-12G**
>   **Filed November 3, 2021**
>   **File No. 000-56322**

Dear Ms. Lo:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10 filed November 3, 2021

Business, page 1

1. We note your response to comment 1. Please revise to further clarify that if Chinese regulatory authorities disallow your structure it <u>would likely</u> (emphasis added) result in a material change in your operations and/or value of your securities, including it could cause the value of such securities to significantly decline or become worthless.

2. We note your revised disclosure in response to comment 2. Please further revise the disclosure in the last paragraph on page 1 to specifically address recent statements and regulatory actions by China's government, in addition to the changes in Chinese internal regulatory mandates that are discussed.

3.   Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

4.   We note your disclosure in response to comment 3. Please also discuss in this section the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. In addition, expand the fifth bullet on page 2 to clarify that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Finally, with respect to the risks you discuss here and that were identified in comment 3, please provide specific cross-references to the individual risk factors that discuss the risks in greater detail.

5.   We note your revised disclosure in response to comment 4. Please expand to provide disclosure regarding your intentions to distribute earnings from your Hong Kong subsidiary. State whether any transfers, dividends, or distributions have been made to date.

Risk Factors, page 14

6.   Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stacey Peikin at 202-551-6223 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services